

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2014

Via E-mail
Sean Shenglong Zou, CEO
Xunlei Limited
4/F, Hans Innovation Mansion, North Ring Road
No. 9018 High-Tech Park, Nanshan District
Shenzhen, 518057
People's Republic of China

> **Re:** **Xunlei Limited**
> **Amendment No. 3 to Confidential Draft Registration Statement on Form F-1**
> **Submitted April 23, 2014**
> **CIK No. 0001510593**

Dear Mr. Zou:

We have reviewed your fourth confidential draft registration statement and have the following comments. References to prior comments are to those in our letter dated April 8, 2014.

Prospectus summary

Our history and structure, page 5

1.   We note your added disclosure on page 7 regarding the April 2014 agreements related to the second tranche of series E preferred shares and share repurchases. Please revise to disclose here and in your subsequent event financial statement footnote the expected timing of these transactions. In addition, tell us what consideration was given to providing pro forma financial information pursuant to Article 11 of Regulation S-X that reflects these transactions.

Capitalization, page 70

2.   Please advise why you have removed from the "pro forma as adjusted" column of your capitalization table the issuance and sale of common shares in a private placement to Xiaomi Ventures that is to occur concurrently with your IPO.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies

Share-based compensation, page 111

3.   We note your added disclosure on pages 31 and 112 in response to prior comments 1 and
        5 regarding the unrecognized compensation expense attributable to grants under the 2013
        Plan for which the Plan Administrator has the authority to accelerate vesting upon closing
        of a QIPO. In light of the significance of the unrecognized compensation expense that
        could be recognized upon such an acceleration, please revise to disclose the company's
        expectations regarding acceleration.

Accounts receivable, net, page 121

4.   We note your revised disclosure and response to prior comment 7. To clarify the impact
        of your write-off policy, please revise to quantify the amount of receivables that are fully
        reserved for as of each balance sheet date.

Related party transactions, page 179

5.   We note that for awards that have been granted and become vested under your 2013 share
        incentive plan, Leading Advice will hold the shares for the grantees' benefit and exercise
        the voting rights on their behalf after your IPO. Disclose here and elsewhere in your
        prospectus, if true, that Leading Advice is the beneficial owner of such shares and
        disclose the number of shares, and percentage of outstanding shares, it will control
        immediately following the IPO. Refer to General Instruction F of Form 20-F.

Private Placements, page 179

6.   You disclose in this section that in connection with the closing of the first tranche of
        series E preferred shares financing, members of your management have the right to
        purchase, or designate any third party to purchase, certain number of restricted shares of
        Xiaomi Corporation under its equity incentive plan, with a total subscription
        consideration of not more than US$20 million. Please revise to clarify the method for
        calculating the number of restricted shares that may be issued to your management
        pursuant to this provision. Refer to Item 7.B.1 of Form 20-F.

Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(n) Revenue Recognition, page F-21

7.   We note your response to prior comment 7 and your disclosure on page 121 that you accept payment terms of up to one year from the invoice date if you believe that payment will be made as soon as practicable. Please tell us how the fee charged to your customers under such terms is fixed or determinable. In this regard, clarify if you have a history of collecting the original amount invoiced from your customers that have these extended payment terms without providing any refunds or concessions. Refer to SAB Topic 13.A.1.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP